3801 West Hillsboro Boulevard « Deerfield Beach « Florida « 33442 « 954.360.9022

April 20, 2005

Via EDGAR

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	eDiets.com, Inc.

Form 10-K for the year ending December 31, 2004

Filed March 22, 2005

File No. 0-30559

Dear Mr. Spirgel:

This letter is being furnished in response to comments of the Staff of the Securities and Exchange Commission (the Commission) as set forth in the Commission’s letter dated April 1, 2005 (the Comment Letter) to Robert T. Hamilton, Chief Financial Officer of eDiets.com, Inc. (eDiets or the Company), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. The responses set forth below have been organized in the same manner in which the Staff’s comments and headings were organized in the Comment Letter.

As comments 1-4 of the Comment Letter address the subject of Goodwill and Intangible Assets, we have presented our response to these comments on a combined basis.

Critical Accounting Policies, page 16 - Goodwill and Intangible Assets

1.	Revise your disclosures regarding the goodwill to disclose the estimates and assumptions used to determine the fair value of goodwill and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release n. 33-8350 Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Tell us your basis for testing the goodwill recorded in connection with the acquisition of eDiets Europe at the reportable segment level and the goodwill related to DietSmart at the enterprise level. Paragraph 18 of SFAS 142 requires that you test goodwill for impairment at a level of reporting referred to reporting unit. Refer to paragraphs 30-36 of SFAS 142 for guidance in determining your reporting units.

3.	Tell us what are the operating segments that you aggregated in the two reportable segments under SFAS 131. Tell us specifically how you identified your reporting units and what those reporting units are in accordance with paragraph 30 of SFAS 142 and EITF D-101. Additionally, tell us how you have determined the amount of goodwill to be assigned to the reporting units.

4.	Please note that since you had a change in the reported amount of goodwill in the period you need to include within the MD&A and notes the disclosures required by paragraph 45c of SFAS 142. For your guidance refer to Illustration 1 in Appendix C and revise accordingly.

At December 31, 2004, we had $7.2 million in goodwill. Approximately $5.2 million of the goodwill was recorded in connection with the acquisition of DietSmart, Inc. (DietSmart) in 2001 and, as further discussed below, is considered “enterprise-level” goodwill, while approximately $2.0 million was recorded in connection with the acquisition of the outstanding minority interest of eDiets Europe in July 2004. Through the date of the eDiets Europe acquisition, the Company operated in a single market and did not have reportable segments under SFAS 131. DietSmart was not an operating segment of the Company as discrete financial information was not available or reviewed by the Company’s chief operating decision maker subsequent to the acquisition. As a result, DietSmart also did not represent a “component” of the Company under SFAS 142 and the Company as a whole had one reporting unit.

In addition to the considerations discussed above, the following factors were considered in management’s determination that the goodwill recorded in connection with the DietSmart acquisition represented “enterprise-level” goodwill:

•	At the time of the acquisition, DietSmart had been in existence for a little over two years and had only commenced generating revenues approximately one year prior to the acquisition. One of the primary drivers in the Company’s decision to acquire DietSmart was to preempt the acquisition of DietSmart by another company, which the Company learned had held discussions with DietSmart concerning a possible merger. The potential acquirer was an important advertising portal for eDiets at the time and one of its primary sources of new subscribers, and stood to become a competitor were such a merger to occur. The potential acquirer was also well funded and its possible entrance into the online diet segment was seen as a significant threat to the Company. These factors are considered to be a major determinant of the goodwill resulting from the DietSmart acquisition.

•	Another key benefit to eDiets of the DietSmart transaction was the management team in place at the time of the acquisition. The three founders of DietSmart became the President, Chief Operating Officer and Vice President of Marketing of eDiets upon the closing of the acquisition, and a separate DietSmart management team ceased to exist after the close of the acquisition.

•	In the months following the acquisition, eDiets realized revenue and cash flow synergies from the acquisition by driving DietSmart traffic to the eDiets site. Shortly after the acquisition, eDiets began using DietSmart’s advertising sources to drive traffic to the eDiets site and all but eliminated any further advertising for the DietSmart site. In addition, approximately three months after the close of the acquisition, the DietSmart newsletter mailing list was merged with the eDiets mailing list, effectively diverting a significant portion of the DietSmart revenue stream to eDiets.

•	During the integration of the DietSmart acquisition, discrete financial information related to the operations of DietSmart was not available and the Company did not separately distinguish or otherwise track DietSmart at any level.

Based upon these factors, eDiets realized significant benefits and synergies from the DietSmart acquisition and integration thus, the goodwill resulting from the acquisition is considered to be “enterprise-level” goodwill. As a result, this goodwill is tested for impairment by reference to the Company’s market capitalization as permitted under SFAS 142.

Commencing with the acquisition of eDiets Europe in mid-2004, the Company’s two geographic regions, the U.S. and Europe, constitute the Company’s reportable segments, and the Company began reporting segment information pursuant to SFAS 131 in its financial statements for the quarter ended September 30, 2004. As a result, we now evaluate goodwill for impairment along these segments, which represent our reporting units under SFAS 142. No operating segments have been aggregated in arriving at our reportable segments.

Goodwill is reviewed annually for impairment on October 1 of each year, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. For purposes of the impairment test for goodwill related to our Europe reporting unit, fair values are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. Due to the proximity of the eDiets Europe acquisition to our 2004 annual impairment testing date (i.e., October 1, 2004), there were no significant changes to the projected cash flows utilized in valuing the acquisition as of the testing date. No impairment charges were recorded as a result of our annual impairment tests, and no events or changes in circumstances that would indicate impairment of the goodwill occurred between the annual testing date and December 31, 2004. In future filings we will disclose the estimates and assumptions used to determine the fair value of our reporting units and provide sensitivity analysis depicting reasonably likely scenarios had other assumptions been chosen in the determination of our estimates.

The change in the reported amount of goodwill in 2004 related entirely to the goodwill recorded in connection with the acquisition of eDiets Europe as discussed above, which has been disclosed in the footnotes to the financial statements in accordance with paragraph 45c of SFAS 142.

Consolidated Statements of Operations, page F-3

5.	It appears that the caption “cost of revenue” excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11:B as applicable, by identifying the amount of the applicable depreciation that is excluded from the above caption.

Depreciation and amortization of property and equipment directly attributable to generation of revenue for the last three years is as follows (in thousands):

Year Ended December 31,
2004	$438
2003	$395
2002	$353

For each year presented such amounts approximated 1% of total revenue and total operating expenses. Given the nature of our business as an online provider of nutritional services, gross margin is not a meaningful metric for the readers of our financial statements and thus our income statement does not reflect such caption. In response to the Staff’s comment, commencing with the Form 10-Q filing for the quarterly period ended March 31, 2005, we will include depreciation and amortization of property and equipment related to the generation of revenue in the cost of revenue caption in our statements of operations and will reclassify all prior periods presented for comparable presentation.

Note 2. Summary of Significant Accounting Policies

Intangibles, page F-7

6.	With regard to your disclosure that during the first quarter of 2004 you shut down the DietSmart website, tell us why you believe that the goodwill allocated to Diet Smart was not impaired. In addition, it appears that the shut down of the DietSmart website was a triggering event that requires you to test goodwill for impairment. Tell us why you believe that you did not perform a goodwill impairment test in view of this triggering event. Refer to paragraph 28 of SFAS 142.

As discussed above, the goodwill recorded in connection with acquisition of DietSmart is considered to be “enterprise-level” goodwill. By the time of the shut down of the DietSmart website in the first quarter of 2004, the operations of DietSmart had been completely integrated into those of the Company in accordance with management’s plans, and this action did not have an impact on the Company’s market capitalization. Thus, the shut down of the DietSmart website was not considered to be a triggering event that required testing for impairment of goodwill.

Revenue Recognition, page F-8

7.	We note your disclosure that in accordance with EITF 99-19 you recognize gross subscription revenues associated with licensed diet and fitness plans based on the relevant facts of the related license agreements. To help us understand your disclosure tell us and discuss how you evaluated the indicators in this standard that weigh in favor of your accounting policy for recognizing revenue gross. In your response, address the relevant facts of your license agreements.

EITF 99-19 requires that the method of revenue recognition be determined by the relevant facts and circumstances of the particular company. Relevant factors in making this determination include whether the company is the primary obligor in the arrangement, is involved in the determination of product or service specifications, changes the product or performs part of the service, bears meaningful general inventory / physical loss inventory risk, has latitude in establishing prices, has discretion in supplier selection or has credit risk.

We license the intellectual property of various third party creators of diet and fitness plans and develop online versions of those plans with personalization and other online functional components. We then handle all of the marketing, distribution and customer servicing for these online plans. Under the various exclusive diet and fitness license agreements with these partners, we are the primary obligor. We also develop all of the content and functionality of these plans, therefore changing and/or determining the products and service specifications. We also perform all of the service related to the distribution and functionality of the plans. Furthermore, the agreements require royalty payments to the partners from a percentage of sales and leave us free to exclusively determine the price for these plans and the level and nature of the advertising investments to market them. Consequently, based on these factors, management has determined it is proper to record subscription revenue based on the gross amount billed to the customer under such licensed plans.

Item 9A. Controls and Procedures, page 23

8.	Your disclosure indicated that the certifying officers concluded that your disclosure controls and procedures were effective “and designed to ensure that the information required to be disclosed by us in this report is accumulated and communicated to the management, including our principal executive officers as appropriate, to allow timely decisions regarding required disclosure.” The conclusion, however, goes to only one part of the decision of “disclosure controls and procedures.” See Rule 13a-15(e) under the Securities Exchange Act of 1934. Please confirm in your response letter that the certifying officers’ evaluation of the company’s disclosure controls and procedures included controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Act… “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” pursuant to Rule 13a-15(e). In addition, in the future, you should reference the entire definition of disclosure controls and procedures or simply confirm that the certifying officers concluded, on the applicable dates, that the company’s disclosure controls and procedures were effective.

The certifying officers’ evaluation of our disclosure controls and procedures included controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified pursuant to Rule 13a-15(e). The certifying officers concluded, on the applicable dates, that our disclosure controls and procedures were effective. In the future, we will reference the entire definition of disclosure controls and procedures and confirm that the certifying officers concluded, on the applicable dates, that our disclosure controls and procedures were effective.

9.	We note your disclosure in the third paragraph that management recognized that, in designing and evaluating the company’s disclosure controls and procedures, any controls and procedures can provide only “reasonable assurance” that the objectives of the controls system are met. Please confirm in your response letter that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. Also advise in your response letter, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. Also reflect our comments in your future filings. In the alternative in the future, you may omit the sentence regarding the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the desired control objectives. The certifying officers concluded that the disclosure controls and procedures are effective in reaching that level of reasonable assurance. We will reflect these comments in future filings and will state, if correct, that the certifying officers concluded that the disclosure controls and procedures are effective.

We appreciate the Commission’s efforts in assisting with our compliance with applicable disclosure requirements.

Please contact Robert Hamilton, CFO or James Epstein, General Counsel at 954-360-9022 if you have any questions.

Regards,

/s/ Robert T. Hamilton
Robert T. Hamilton
Chief Financial Officer- eDiets.com, Inc.